Exhibit 99.1

HUB Cyber Security Ltd.

October 5, 2023

Dear Shareholder,

You are cordially invited to attend the 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) of HUB Cyber Security Ltd. (“HUB” or the “Company”), to be held at HUB’s offices at 30 Ha’Masger Street, Tel Aviv, Israel 6721117 on November 3, 2023, at 9:00 a.m. Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). HUB’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.hubsecurity.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely,

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

HUB CYBER SECURITY LTD.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on November 3, 2023, at 9:00 a.m. Israel time, at our offices at 30 Ha’Masger Street, Tel Aviv, Israel 6721117.

The Annual Meeting is being called for the following purposes:

1.	To re-elect each of Beth Michelson, Ilan Flato and Noah Hershcoviz as a Class I Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2026 annual general meeting of shareholders and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”).

2.	To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value each, at a ratio in the range of 1-for-10 to 1-for-20, with the final ratio and effective date to be determined by the Board, and to approve amendments to the Company’s Articles of Association and Memorandum of Association.

3.	To approve a new compensation policy for the Company’s directors and officers.

4.	To approve the compensation payable to the Company’s current and future directors.

5.	To approve the compensation payable to the Company’s Chief Executive Officer.

6.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors, to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

7.	To discuss the Company’s audited financial statements for the year ended December 31, 2022.

The foregoing proposals are described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on October 4, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual General Meeting of Shareholders (the “Notice”) and is being mailed on or about October 6, 2023 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or at our registered office no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s Chief Legal Officer at 30 Ha’Masger Street, Tel Aviv, Israel 6721117, no later than October 24, 2023. Position statements received will be published by the Company in a manner permitted under applicable law for the publication of notices of shareholder meetings. The deadline for the submission of shareholder proposals is October 6, 2023. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

Tel Aviv, Israel
October 5, 2023

HUB CYBER SECURITY LTD.

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2023 Annual General Meeting of Shareholders being held?

A:	The Annual Meeting will be held on November 3, 2023, at 9:00 a.m. Israel time, at our offices at 30 Ha’Masger Street, Tel Aviv, Israel 6721117.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date and the date of the Annual Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on October 4, 2023 are entitled to vote at the Annual Meeting.

Joint holders of Ordinary Shares should note that, pursuant to Article 32(d) of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) and returning it in the enclosed, prepaid, and addressed envelope or your voting instruction card (if you are a “street name” beneficial owner) and returning it to the location specified therein. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board, except for matters that require you to indicate the existence or absence of a personal interest, which will not be voted upon if you do not provide voting instructions and such an indication.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from the your bank, broker or other nominee in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many HUB shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions in voting procedures between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by or on behalf of your bank, broker, or other nominee, which has the authority to vote those shares. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of HUB’s independent registered public accounting firm; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker, or other nominee to instruct such bank, broker, or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:	Does HUB recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, HUB recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

●	delivering a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above or Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

●	delivering a new proxy card bearing a later date; or

●	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Osher Partok Rheinisch, the Company’s Chief Legal Officer and Lior Davidson, the Company’s Vice President of Finance and Interim Chief Financial Officer, as your representatives at the Annual Meeting. Your Ordinary Shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 9:00 a.m., Israel Time, on November 1, 2023, 48 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, the persons named as proxies will vote the Ordinary Shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company.

Ordinary Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine.

Q:	How will votes be counted?

A:	Each outstanding Ordinary Share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:	Each of Proposals 1.a., 1.b. and 1.c (election of each of three Class I Directors), Proposal 4 (approval of the compensation payable to the Company’s current and future directors) and Proposal 6 (reappointment of our independent registered public accounting firm) requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Each of Proposals 2.a and 2.b (approval of a reverse share split and amendments to the Memorandum and Articles of Association) requires that at least seventy-five percent (75%) of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Proposal 3 (approval of a new compensation policy for directors and officers of the Company) and Proposal 5 (approval of the compensation payable to the Company’s Chief Executive Officer) requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Item 7 on the agenda (discussion of financial statements) will not entail a shareholder vote.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israel Companies Law requires that each shareholder voting on a personal interest proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-924-4074; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:	The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement will be available at the “Company--Investor Relations” section of our Company’s website at www.hubsecurity.com. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of September 30, 2023 (the “Calculation Date”), the Company had 98,283,058 Ordinary Shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our Ordinary Shares.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of the Calculation Date, by:

●	each person known by HUB to beneficially own more than five percent (5%) of the outstanding shares of HUB;

●	each of HUB’s current executive officers and directors; and

●	all of HUB’s current executive officers and directors as a group.

Unless otherwise indicated, HUB believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, HUB deems Ordinary Shares that a shareholder has the right to acquire, including the Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the Calculation Date, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional Ordinary Shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, the address of each named executive officer and director is c/o HUB Cyber Security Ltd., 30 Ha’Masger Street, Tel Aviv, Israel 6721117.

The calculation of the percentage of beneficial ownership is based on 98,283,058 outstanding Ordinary Shares, as of the Calculation Date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
Directors and Executive Officers of HUB Security:
Uzi Moskovich (1)	131,777	*
Osher Partok Rheinisch	178,108	*
Andrey Iaremenko	5,271,074	5.36%
Alon Saban	79,493	*
Kasbian Nuriel Chirich	35,622	*
Beth Michelson	—	—
Liat Aronson	—	—
Ilan Flato	—	—
Noah Hershcoviz (2)	3,375,306	3.41%
Matthew Kearney (3)	318,685	*
All executive officers and directors as a group (10 individuals)	6,014,759	6.11%

Five Percent or More Holders:
Vizerion Ltd (4)	9,621,760	9.79%
AVP EARLY STAGE II S.L.P (5)	8,785,035	8.94%
Eyal Moshe	5,007,520	5.09%

*	Less than one percent (1%) of our outstanding Ordinary Shares.
(1)	Consists of 131,777 Ordinary Shares subject to options exercisable within 60 days of September 30, 2023.
(2)	Consists of 2,770,043 Ordinary Shares and warrants to purchase 605,263 Ordinary Shares held by The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner. Mr. Hershcoviz disclaims beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest therein.
(3)	Consists of (i) 311,941 Ordinary Shares and (ii) 6,743 Ordinary Shares subject to options exercisable within 60 days of September 30, 2023.
(4)	As of the date hereof, Galia Ben-Artzi, Eyal Hertzog, Yehuda Levy, Guy Ben-Artzi and Amatzia Ben-Artzi are the ultimate beneficial owners of Viserion Ltd. The member of the board of directors of Viserion Ltd. may be deemed to have shared voting and dispositive control over the shares. The member of the board of directors of Viserion Ltd. is Guy Ben-Artzi. The business address of the sole director is 1 HaIrus St., Rishpon, Israel.
(5)	AVP Early Stage II, SLP (“AVP”) is a French special limited partnership. AVP is managed by AXA Venture Partners, which possesses sole voting and dispositive power over the Ordinary Shares held by AVP. The Board of Directors of AXA Venture Partners is comprised of 17 members, none of whom may be deemed individually to have dispositive power over the funds and entities managed by AXA Venture Partners. The business address of each of the foregoing entities is 10 bd Haussmann, 75009 Paris, France.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2022 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors” of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on August 15, 2023 (the “2022 Annual Report”), a copy of which is available at the “Company--Investor Relations” section of our website at www.hubsecurity.com or on the SEC’s website at www.sec.gov. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF CLASS I DIRECTORS

Our Board currently consists of seven directors. Our Articles of Association provide that our Board may consist of not less than three and up to eleven directors.

Under our Articles of Association, our directors are divided into three classes, as nearly equal in number as practicable. At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or reelection and their respective successors shall have been elected and qualified, such that each year the term of office of one class of directors expires.

Each director serves through the term of his or her class, except in the event of his or her earlier death, resignation, removal or termination otherwise. The terms of our Class I directors, Beth Michelson and Noah Hershcoviz, expire at the Annual Meeting. Our Class II directors, Ilan Flato and Uzi Moskovich, are serving terms that expire at the 2024 annual general meeting of shareholders (the “2024 Annual Meeting”), and our Class III directors, Kasbian Nuriel Chirich, Matthew Kearney and Liat Aaronson, are serving terms that expire at the 2025 annual general meeting of shareholders. In order equalize the number of directors in each class, the Board redesignated Ilan Flato as a Class I director and Matthew Kearney as a Class II director.

Upon recommendation of our Board’s Nominating, Governance, Compliance and Sustainability Committee (the “N&G Committee”), our Board nominated each of Beth Michelson, Ilan Flato and Noah Hershcoviz for election at the Annual Meeting as a Class I Director to serve until the 2026 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Amended Articles of Association or the Israel Companies Law. Mr. Herschcoviz was initially appointed by our Board to fill a vacancy as a Class I director on October 3, 2023 in connection with his appointment as our Chief Strategy Officer.

Beth Michelson and Ilan Flato each qualify as an independent director under the Nasdaq Stock Market LLC (“Nasdaq”) listing standards. In accordance with the Israel Companies Law, each of Beth Michelson, Ilan Flato and Noah Hershcoviz has certified to us that he or she meets all the requirements of the Israel Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of HUB, taking into account the size and special needs of HUB. Such certifications are available for review at the Company’s offices during regular working hours upon prior coordination with the Company’s Chief Legal Officer. Beth Michelson and Ilan Flato are currently members of the Board’s Audit Committee (the “Audit Committee”) and N&G Committee and each satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. Ilan Flato is also a member of the Board’s Compensation Committee (the “Compensation Committee”).

Since the commencement of their respective terms on our Board, each of Beth Michelson and Ilan Flato attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which he or she serves.

Biographical information concerning each of our Class I director nominees is provided below.

Nominees for Re-election to the Board as Class I Directors

Beth Michelson, 54, has served as a member of our Board of Directors since June 2023. Ms. Michelson is a Partner with Cartesian Capital Group, a New York City-based global private equity firm. She has been with Cartesian since its inception in 2006 and has more than 20 years of experience building businesses globally. Prior to Cartesian, she was a Partner and Vice President with PH Capital a fund manager for AIG Capital Partners and an Associate at Wasserstein Perella. She has led investments and acquisitions across 20 countries. Ms. Michelson is also the Chief Financial Officer and a director of Cartesian Growth Corporation (Nasdaq: RENE), a special purpose acquisition company which is targeting transnational businesses. Ms. Michelson currently serves on the board of directors of Safeguard Scientifics (Nasdaq:SFE), NorthStar Earth & Space (Canada), Thermal Management Solutions (UK), Brilia (Brazil), and Tiendamia (Latin America), as well as the Global Advisory Board of Columbia Business School Chazen Institute for Global Business. Ms. Michelson was selected as a 2019 92Y Women in Power Fellow. She is a member of the Economic Club of New York, 100 Women in Finance, and the Private Equity Women’s Investor Network. She also serves on the board of Replications Inc., which focuses on improving outcomes in NYC public schools. Ms. Michelson has an MBA from Columbia University Graduate School of Business, a Masters in International Affairs from Columbia University School of International and Public Affairs, and a BA with distinction from the University of Michigan. She is also a Chartered Financial Analyst.

Ilan Flato, 67, has served as a member of our Board of Directors director since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. Since 2011, Mr. Flato has been a member of the Israel Bar Association. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato has served as a director of Tower Semiconductor Ltd. since February 2009 and served as a member of the board of directors of many government-owned companies as well. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Noah Hershcoviz, 41, was appointed as a member of our Board on October 3, 2023 in connection with his appointment as our Chief Strategy Officer. Mr. Hershcoviz has served as a member of the boards of BlackSwan Technologies AI and Sency.Ai since 2021 and 2020, respectively, and served as a member of the board of Oceansix Future Paths Ltd. (TSXV: OSIX.V) from 2020 to 2022. Mr. Hershcoviz has also served as Managing General Partner of The 12.64 Fund since 2021 and as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory since 2017. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LL.B in law and a B.A. in accounting from The Interdisciplinary Center, Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

Proposed Resolutions

You are requested to adopt the following resolutions:

“1.a. RESOLVED, that Beth Michelson be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until her successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999;

1.b. RESOLVED, that Ilan Flato be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999; and

1.c. RESOLVED, that Noah Hershcoviz be elected as a Class I director, to serve until the 2026 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt each of the foregoing resolutions.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF EACH OF THE FOREGOING RESOLUTIONS.

Continuing Directors

Class II Directors, Whose Terms Continues Until the 2024 Annual General Meeting of Shareholders

Uzi Moskovich, 57, has served as our Chief Executive Officer since February 2, 2023 and as a member of our board of directors since June 2021. Prior to becoming our Chief Executive Officer, Mr. Moskovich served as Executive Chairman from April 2022 to February 1, 2023. From February 2019 to February 2023, Mr. Moskovich served as the Chief Executive Officer of Wave Guard Technologies Ltd. and from January 2017 to February 2023 as the V.P. of the Missile Division at Israel Aerospace Industries. Mr. Moskovich has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) since February 2021 and April 2018, respectively. Mr. Moskovich received his B.Sc. in Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. from the US Army War College.

Matthew Kearney, 59, has served as a member of our Board of Directors since March 2023, upon the completion of our business combination with Mount Rainier Acquisition Corp. (NASDAQ: RNER). Mr. Kearney previously served as Mount Rainier’s Chief Executive Officer and a member of its board of directors since its inception in February of 2021 and became the Chairman of its board of directors upon the consummation of its IPO. Mr. Kearney has over 30 years of experience as an investor, Chief Executive Officer, Executive Chairman, and Board member in mergers and acquisitions in the United States and United Kingdom in the areas of private equity, technology and wealth management. After graduating from the London Business School and as Investment Director at 3i PLC, Mr. Kearney joined Carlton Communications PLC, the acquisitive FTSE 100 media conglomerate, as head of Mergers & Acquisitions, becoming an officer of the board in the process. Mr. Kearney moved to New York in 2002 to take up his first Chief Executive Officer position at Screenvision, LLC, a Carlton/Thomson joint venture where he grew revenue by 300%, with strong EBITDA margins leading to a profitable sale of Screenvision LLC to the Disney Family’s Shamrock PE fund in 2010. Mr. Kearney has since launched the global news site Mail Online in the United States, then ran a Carlyle Group Portfolio Company as Executive Chairman and today is the Chief Executive Officer of ICV’s portfolio company, LeadingResponse. Mr. Kearney holds or has held board positions on companies in Rock Holdings Inc. (NYSE: RKT) and Telenor ASA (NORWAY: TEL). He was a member of the investor group of MI Acquisitions, a NASDAQ listed special purpose acquisition company (“SPAC”) that completed its initial business combination in 2018 to become Priority Technology Holdings (NASDAQ: PRTH). Mr. Kearney was subsequently appointed board director and audit chair of Priority Technology. Mr. Kearney’s not for profit affiliations have included board positions at the British Academy of Film and Television Arts (“BAFTA”) and the American Financial Education Alliance (“AFEA”), which is dedicated to improving the public’s understanding of personal wealth management. Matthew has an MBA from London Business School, a BSc (Hons) in Aeronautical Engineering from Manchester University, and C.Eng. (“RAeS”).

Class III Directors, Whose Terms Continue Until the 2025 Annual General Meeting of Shareholders

Kasbian Nuriel Chirich has served as the Chairman of our Board of Directors since February 2023. Mr. Chirich currently serves as the Honorary Consul of Tanzania in Israel. Mr. Chirich founded Cellect Biotherapeutics in 2011 and served as chairman of its board of directors from 2013 until 2020 prior to the completion of its business combination with Quoin Pharmaceuticals, Inc. in 2021. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania.

Liat Aaronson, 53, has served as a member of our Board of Directors since March 2023. Ms. Aaronson is co-founder and Managing Director of Horizen Labs Ventures (HLV), a Web3 advisory and venture investment company that was launched out of Horizen Labs. Ms. Aaronson co-founded and served as Chief Operating Officer of Horizen Labs from its inception as a blockchain technology company until 2022. Ms. Aaronson holds a B.A. in political economy of industrial societies (economics and political science, cum laude) from the University of California at Berkeley, an LL.B. and MBA from Tel Aviv University, and an LL.M. in European Law from the University of Leiden in the Netherlands (cum laude).

CORPORATE GOVERNANCE

External Directors

Under the Israel Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Israel Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Israel Companies Law requirements to appoint external directors and related Israel Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from these requirements under the Israel Companies Law.

Director Independence

Our Board has determined that each of Kasbian Nuriel Chirich, Beth Michelson, Liat Aaronson and Ilan Flato is an “independent director” under the Nasdaq listing rules.

Our Board has further determined that each director who is expected to serve as a member of the Audit Committee following the Annual Meeting is “independent” for purposes of Rule 10A-3(b)(1) under the Exchange Act and that each member of the Compensation Committee satisfies the additional independence requirements applicable to compensation committees under the Nasdaq listing rules. All members of the Audit Committee also are financially sophisticated as required by the Nasdaq’s listing rules, and our Board has determined that each of Ilan Flato and Beth Michelson qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules.

Board Committees

If the Class I director nominees are reelected at the Annual Meeting, our Board committees will be constituted as follows:

The Audit Committee will be comprised of Ilan Flato (Chair), Liat Aaronson and Beth Michelson.

The Compensation Committee will be comprised of Kasbian Nuriel Chirich (Chair) and Ilan Flato.

The N&G Committee will be comprised of Beth Michelson (Chair), Ilan Flato, and Liat Aaronson.

PROPOSAL 2

APPROVAL OF REVERSE SHARE SPLIT AND

AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

As reported in our report furnished on Form 6-K to the SEC on June 13, 2023, we received a notification letter from Nasdaq on June 9, 2023 (the “Nasdaq Notice”), notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5450(a)(1) because for the 30 consecutive business days preceding the date of the Nasdaq Notice, the bid price per share of the Ordinary Shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s Ordinary Shares, and the Company’s Ordinary Shares continue to trade on Nasdaq under the symbol “HUBC”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on December 6, 2023 (the “Initial Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the Initial Compliance Period, it may be eligible for an additional 180-calendar day compliance period, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), provided that it meets the applicable market value of publicly held shares requirement for continued listing and all applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance within the period(s) granted by Nasdaq, including any extensions, the Company’s Ordinary Shares will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.

Purpose and Effect of the Reverse Share Split

As of the date of this Proxy Statement, we have not yet come into compliance with Nasdaq Listing Rule 5450(a)(1), and there can be no assurance that the closing bid price for our ordinary shares will be compliant within the Initial Compliance Period. Accordingly, we are proposing to authorize the Board to effect a reverse share split of our Ordinary Shares in order to increase the market price per share of our Ordinary Shares. We believe that the continued listing of our Ordinary Shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the reverse share split is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board intends to effect such reverse share split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Capital Market.

The principal effects of the reverse share split would be that:

●	the per-share exercise price of any outstanding stock options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of shares issuable under outstanding restricted share units, restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the reverse share split;

●	the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	the reverse share split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares; and

●	after the effective time of the reverse share split, the Ordinary Shares would have a new CUSIP number, which is a number used to identify our Ordinary Shares.

After the reverse share split, all Ordinary Shares would continue to have the same voting rights and rights to any dividends or other distributions by the Company.

We are therefore seeking approval of the shareholders to effect a reverse share split of our outstanding Ordinary Shares within a range of 1-for-10 to 1-for-20, with the exact reverse share split ratio and share capital reduction amount to be determined by our Board within the above range, and to amend our Articles of Association and Memorandum of Association by reducing the Company’s authorized share capital in proportion with the reverse share split ratio.

Since we were incorporated prior to the February 1, 2000 effective date of the Israel Companies Law, we have both a Memorandum of Association and an Articles of Association. In connection with the reverse share split, we are also seeking approval to amend our Memorandum of Association to add a provision that it may be amended by our shareholders by the affirmative vote of a simple majority of the shares voted on the matter.

Our Board has requested that shareholders approve a reverse share split ratio range, as opposed to approval of a specific reverse share split ratio, in order to give our Board the required discretion and flexibility to determine such parameters based upon, among other factors:

●	the per share price of our Ordinary Shares immediately prior to the reverse share split;

●	the expected stability of the per share price of our Ordinary Shares following the reverse share split;

●	the likelihood that the reverse split will result in increased marketability and liquidity of our Ordinary Shares; and

●	prevailing market, business and economic conditions at the time.

We believe that granting our Board the authority to set the ratio for the reverse split is essential because it allows us to take these factors into consideration and to react to changing market conditions. If the Board chooses to implement the reverse share split, no further action on the part of the shareholders will be required to either effect or abandon the reverse share split. Following such determination by our Board, we will issue a press release announcing the effective date of the reverse share split and will amend our Articles of Association and Memorandum of Association to effect such.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor), no certificates or scrip representing fractional Ordinary Shares will be issued upon consummation of the reverse share split, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of our Ordinary Shares. All fractional shares to which a shareholder would be entitled will be rounded down to the nearest whole number.

Tax Consequences of the Reverse Share Split

Israeli Tax Law

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any shares issued, or payment made, as a result of rounding up of fractional shares (but see above under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split, and the holding period of the new Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

U.S. Federal Income Tax

The following summary describes certain U.S. federal income tax consequences relating to the reverse share split for U.S. Holders (as defined below). This summary addresses only the U.S. federal income tax consequences to U.S. Holders that hold their Ordinary Shares as capital assets. This summary does not discuss all tax considerations that may be relevant to U.S. Holders in connection with the reverse share split and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation: banks, financial institutions or insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively; certain former citizens or long-term residents of the United States; persons that received our securities as compensation for the performance of services; persons that hold our securities as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold our Ordinary Shares through such an entity; persons whose “functional currency” is not the U.S. Dollar; persons subject to the alternative minimum tax; or persons that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our Ordinary Shares. Moreover, this summary does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the reverse share split.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the reverse share split or that such a position would not be sustained. Shareholders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the reverse share split in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that, for United States federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of the reverse share split in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the reverse share split.

The reverse share split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Therefore, in general, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of the reverse share split. In the aggregate, a U.S. Holder’s tax basis in its post-reverse share split shares generally will equal the U.S. Holder’s tax basis in its pre-reverse share split shares, and the holding period of the post-reverse share split shares will include the holding period of the pre-reverse share split shares.

U.S. Holders that have acquired different blocks of our Ordinary Shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted tax basis among, and the holding period of, our Ordinary Shares.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Share Split.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, there is a substantial risk that the Company was a PFIC for U.S. federal income tax purposes for 2022, and the Company may be a PFIC for U.S. federal income tax purposes for current or future taxable years. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for the 2023 taxable year until after the close of the year. If we are treated as a PFIC with respect to a United States holder for the 2023 taxable year and Section 1291(f) applies to the United States holder’s exchange of pre-reverse share split ordinary shares for post-reverse share split ordinary shares pursuant to the reverse share split, the United States holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. United States holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the reverse share split.

Implementation of the Reverse Share Split

Beneficial Holders of Shares

Banks, brokers, custodians or other nominees will be instructed to effect the reverse share split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have their own procedures for processing the reverse share split. If a shareholder holds Ordinary Shares with a bank, broker, custodian or other nominee and has any questions in this regard, such shareholder is encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Shares

Our registered shareholders may hold some or all of their Ordinary Shares electronically in book-entry form. These shareholders will not have share certificates evidencing their ownership. They are provided with a statement reflecting the number of Ordinary Shares registered in their accounts. If a shareholder holds registered Ordinary Shares in a book-entry form, the shareholder does not need to take any action to receive their Ordinary Shares post-reverse-split in registered book-entry form. Such a shareholder that is entitled to post-reverse-split Ordinary Shares will automatically be sent a transaction statement at the shareholder’s address of record as soon as practicable after the reverse share split indicating the whole number of Ordinary Shares held.

Holders of Certificated Shares

Some registered shareholders hold their Ordinary Shares in certificate form or a combination of certificate form and book-entry form. If any of a shareholder’s Ordinary Shares are held in certificate form, that shareholder will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of the reverse share split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange their certificates representing the pre-reverse-split Ordinary Shares for a statement of holding. When that shareholder submits their certificates representing the pre-reverse-split Ordinary Shares, the post-reverse-split Ordinary Shares will be held electronically in book-entry form. This means that, instead of receiving a new share certificate, that shareholder will receive a statement of holding that indicates the number of post-reverse-split Ordinary Shares held in book-entry form. The Company will no longer issue physical share certificates unless a shareholder makes a specific request for a physical share certificate representing the shareholder’s post-reverse-split Ordinary Share ownership interest.

Beginning at the effective time of the reverse share split, each certificate representing pre-reverse-split Ordinary Shares will be deemed for all corporate purposes to evidence ownership of post-reverse-split Ordinary Shares. Shareholders will need to exchange their old certificates in order to effect transfers of shares on Nasdaq. If an old certificate bears a restrictive legend, the registered shares in book-entry form will bear the same restrictive legend.

Certain Risks and Potential Disadvantages Associated with the Reverse Share Split and the Change in Authorized Capital

The reverse share split could result in a significant devaluation of our market capitalization and the trading price of our Ordinary Shares.

We cannot assure you that the reverse share split, if implemented, will increase the market price of our Ordinary Shares in proportion to the reduction in the number of issued and outstanding Ordinary Shares or result in a permanent increase in the market price. Accordingly, the total market capitalization of our Ordinary Shares after the reverse share split may be lower than the total market capitalization before the reverse share split and, in the future, the market price of our Ordinary Shares following the reverse share split may not exceed or remain higher than the market price prior to the reverse share split. The effect the reverse share split may have upon the market price of our Ordinary Shares cannot be predicted with any certainty, and the history of similar reverse share splits for companies in similar circumstances to ours is varied. The market price of our Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. If the reverse share split is implemented and the market price of our Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse share split.

Even if we effect the reverse share split, we will still be subject to the continued listing requirements of the Nasdaq Capital Market.

Even if the market price per Ordinary Share on a post-reverse share split basis remains in excess of $1.00 per share, we may be delisted from the Nasdaq Capital Market due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum shareholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders. A “public holder” is any holder other than an executive officer, director or beneficial owner (an owner with voting or dispositive power over such shares, as defined in Rule 13d-3 under the Exchange Act) of more than 10% of our outstanding Ordinary Shares.

In the event that our Ordinary Shares are not eligible for continued listing on the Nasdaq Capital Market or another national securities exchange, trading of our Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTCQX, the OTCQB or the Pink Market. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares.

The reverse share split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The reverse share split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-reverse share split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 Ordinary Shares.

The reduced number of Ordinary Shares resulting from the reverse share split could adversely affect the liquidity of our Ordinary Shares.

Although the Board believes that the decrease in the number of Ordinary Shares outstanding as a consequence of the reverse share split and the anticipated increase in the market price of Ordinary Shares could encourage interest in our Ordinary Shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse share split.

Interests of Certain Persons

Certain of our executive officers and directors have an interest in this proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in this proposal that are different than or greater than those of any of our other shareholders.

Proposed Resolution

You are requested to adopt the following resolutions:

“2.a. RESOLVED, to approve a reverse share split of the Company’s ordinary shares, no par value, at a ratio in the range of 1-for-10 to 1-for-20, with the final ratio and effective date to be determined by the Company’s Board of Directors and related amendments to the Company’s Articles of Association and Memorandum of Association, including reducing the Company’s authorized share capital by a corresponding proportion.”

2.b. “RESOLVED, to amend the Company’s Memorandum of Association by adding a provision that it may be amended by the Company’s shareholders by the affirmative vote of a simple majority of the shares voted on the matter.”

Vote Required

The affirmative vote of at least seventy-five percent (75%) of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolutions.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

PROPOSAL 3

APPROVAL OF A COMPENSATION POLICY
FOR OUR DIRECTORS AND OFFICERS

Background

Under the Israel Companies Law, each executive officer’s and director’s terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a compensation policy, and must be approved by a company’s compensation committee and the board of directors, in that order. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the company, after the approval first by the company’s compensation committee and then of the board of directors.

The Israel Companies Law requires a company’s board of directors to adopt a compensation policy in respect of its executive officers and directors and to reevaluate it from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated. Additionally, the Israel Companies Law requires the compensation policy be reviewed and reapproved at least once every three years. The compensation policy must be recommended by the compensation committee, approved by the board of directors and approved by the shareholders of the company, in that order.

The Compensation Committee and Board propose adopting a new compensation policy (the “Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

The Compensation Policy, if approved by our shareholders, will become effective immediately following the Annual Meeting, for a period of three years. If the Compensation Policy will not be approved by our shareholders, the Board may nevertheless override that decision, provided that the Compensation Committee and then the Board decide, on the basis of detailed reasons and after further review of the Compensation Policy, that the approval of the Compensation Policy is for the benefit of the Company despite the opposition of the shareholders.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof.

●	Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for HUB’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

●	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

●	Ratio between fixed and variable compensation: HUB aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to HUB’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of HUB and its shareholders.

●	Internal compensation ratio: HUB has examined the ratio between overall compensation of the executive officers and the average and median salary of the other employees of HUB, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in HUB.

●	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

●	Cash bonuses: HUB’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

●	“Clawback”: On February 22, 2023, Nasdaq proposed listing rules mandating that companies with listed securities adopt clawback policies pursuant to which incentive compensation paid to executive officers must be returned to the Company in the case of certain restatements of the Company’s financial statements under the terms required by Nasdaq. Nasdaq requires companies to adopt such clawback policies by December 1, 2023. The Compensation Policy accordingly includes a “clawback policy” attached as Appendix A to the Compensation Policy.

●	Equity-based awards: HUB’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period and performance criteria, as set forth in the Compensation Policy.

●	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

●	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

●	Directors: The Compensation Policy provides guidelines for the compensation of our directors and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period and performance criteria, as set forth in the Compensation Policy.

●	Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the Compensation Policy is approved by the shareholders.

●	Review: The compensation and nomination committee and the Board shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israel Companies Law.

Proposed Resolution

You are requested to adopt the following resolution:

“3. RESOLVED, to approve the compensation policy for the Company’s directors and officers, in the form attached to the Proxy Statement as Annex A.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF THE COMPENSATION PAYABLE TO
THE COMPANY’S CURRENT AND FUTURE DIRECTORS

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to our current directors, as well as to any director appointed to our Board from time to time in the future. Directors who are also executive officers will not be entitled to this compensation. Under the Israel Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. Each of the Compensation Committee and Board found that the following compensation terms comply with the Compensation Policy, and the Compensation Committee recommended, and our Board approved, these compensation terms, subject to approval by our shareholders.

We currently pay no compensation to our directors.

We propose to modify the compensation payable to our directors and pay each of our directors the following compensation in respect of 2023 and onward, with the cash portion of the compensation to be paid promptly following the end of each calendar quarter (or at the termination of the director’s service in the event of the director’s termination prior thereto):

●	An annual fee of $50,000 for each member of the Board or $130,000 for the Chairman of the Board (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year);

●	An annual fee of $10,000 for each member of the Audit Committee (or $15,000 for the chair), $8,000 for each member of the Compensation Committee (or $12,000 for the chair), $6,000 for each member of the N&G Committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a Special Committee that may be established by the Board from time to time (even if less than a full calendar year);

●	In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 25 meetings of the Board and its Committees in a calendar year, equal to a pro rata amount of the annual Board membership fee, based on the applicable number of meetings attended;

●	A grant of 200,000 restricted share units (RSUs) to each director on the date of each annual general meeting of the Company, provided that the Company may defer the grant date if there are insufficient Ordinary Shares registered with the SEC on a Form S-8, until the date immediately following the filing of the applicable Form S-8. Each such grant of restricted share units will vest in eight equal quarterly installments, subject to the continuing service of the grantee as a director of the Company. The vesting period of a director’s first grant of RSUs will commence from the date of such director’s initial appointment or election to the Board,[1] and the vesting period of each future grant will commence on the date of the applicable annual general meeting. Notwithstanding the foregoing, in light of the extraordinary efforts that the Company’s current directors expended in 2023 in dealing with the Company’s multiple challenges, the grant to each of the current directors following the Annual Meeting, on a one-time basis, will be in the amount of 500,000 RSUs (rather than 200,000 RSUs); and

●	RSUs issued to U.S.-resident directors shall be classified as non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

The proposed compensation is intended to compensate the directors for their services and their contributions to our development and to align their interests with those of our shareholders. The Compensation Committee and Board of Directors believe that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. In particular, the proposed special RSU grant for 2023 is in consideration for the extraordinary efforts that the Company’s current directors expended in 2023 in dealing with the Company’s multiple challenges. These challenges include the internal investigation into allegations of misappropriation of funds by the Company’s former Chief Executive Officer and his resignation from that position in February 2023, the resignation of the Company’s Chief Operating Officer in June 2023 and the Company’s Chief Financial Officer in August 2023 and the significant uncertainty regarding the adequacy of the Company’s liquidity and capital resources and its ability to repay its obligations as they become due. The Compensation Committee and Board believe that by approving the proposed compensation of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our Board. In light of all of the above, the Compensation Committee and Board of Directors believe that the proposed director compensation is in the best interests of the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“4. RESOLVED, to approve the compensation to be paid to our current and future directors, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

[1]	The Company’s current directors initially joined our Board between February 2023 and October 2023; see their respective bios in Proposal 1.

PROPOSAL 5

APPROVAL OF THE COMPENSATION PAYABLE TO
THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to Uzi Moskovich, our Chief Executive Officer, commencing as of the date of Mr. Moskovich’s commencement of employment on February 1, 2023 (in this section, the “CEO Commencement Date”). Since the CEO Commencement Date, Mr. Moskovich has not received any compensation for his employment as our Chief Executive Officer. He also is not entitled to receive any compensation for serving as a director.

Uzi Moskovich, 57, has served as our Chief Executive Officer since February 2, 2023 and as a member of our board of directors since June 2021. Prior to becoming our Chief Executive Officer, Mr. Moskovich served as Executive Chairman from April 2022 to February 1, 2023. From February 2019 to February 2023, Mr. Moskovich served as the Chief Executive Officer of Wave Guard Technologies Ltd. and from January 2017 to February 2023 as the V.P. of the Missile Division at Israel Aerospace Industries. Mr. Moskovich has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) since February 2021 and April 2018, respectively. Mr. Moskovich received his B.Sc. in Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. from the US Army War College.

Under the Israel Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. Each of the Compensation Committee and Board found that the following compensation terms comply with the Compensation Policy, and the Compensation Committee recommended, and our Board approved, these compensation terms, subject to approval by our shareholders. If the proposed compensation terms will not be approved by our shareholders, the Board may nevertheless override that decision, provided that the Compensation Committee and then the Board decide, on the basis of detailed reasons and after further review of the compensation terms, that the approval of the compensation terms is for the benefit of the Company despite the opposition of the shareholders. The foregoing authority of the Board to override the decision would only be available if Mr. Moskovich would not be a member of the Board at the time of the reevaluation.

We propose to pay Mr. Moskovich the following compensation:

●	a gross annual salary of NIS 1,020,000 (equivalent to approximately $265,000, based on the Bank of Israel the USD / NIS representative exchange rate as of September 29, 2023), effective as of the CEO Commencement Date;

●	an annual bonus of up to five monthly base salaries, based on achievements of pre-established measurable targets set by the Compensation Committee and the Board in advance for each relevant year (commencing from 2024). The measurable criteria (at least one of those listed below), the weight of each criteria (up to 100%) and the objectives within it (minimum, target and maximum) shall be determined for each applicable year in advance from the following: revenue growth, cash flow, new product sales, net profit, EBIDTA, increase in value of the Ordinary Shares, declared dividends and return on equity.

●	a grant of 2,000,000 restricted share units (RSUs) that vest quarterly in ten equal installments of 200,000 RSUs each over a period of 30 months, commencing from the CEO Commencement Date, issued under the Company’s 2021 Employee Stock Option Plan and the Capital Gains tax track pursuant to Section 102 of the Ordinance following the filing by the Company of a related Registration Statement on Form S-8; such RSUs would be subject to acceleration only upon a Change of Control[2] of our Company;

●	a grant of 1,750,000 performance share units (PSUs), of which (A) 750,000 PSUs shall be fully vested upon the achievement of both of the following milestones by no later than June 30, 2026: (i) the Company closing an acquisition approved by the Board of a business that has at least $4.0 million in annual revenues under contract, as confirmed in due diligence to the satisfaction of the Compensation Committee and the Board, and (ii) the Company achieving a Market Value[3] of at least $75 million; and (B) 1,000,000 PSUs shall be fully vested upon the achievement of both of the following milestones by no later than June 30, 2026: (i) the Company closing an acquisition approved by the Board of a business that has at least $4.0 million in annual revenues under contract (in addition to the transaction described in clause (A)(i) above), as confirmed in due diligence to the satisfaction of the Compensation Committee and the Board, and (ii) the Company achieving a Market Value of at least $275 million, in each case, issued under the Company’s 2021 Employee Stock Option Plan and the Capital Gains tax track pursuant to Section 102 of the Ordinance following the filing by the Company of a related Registration Statement on Form S-8; and;

[2]	For this purpose, a “Change of Control” of the Company shall be deemed to occur upon: (i) an acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding Voting Securities; (ii) the individuals who constitute the members of the full Board of Directors of the Company cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least fifty-one percent (51%) of the members of the full Board of Directors of the Company; or (iii) the consummation of (A) a merger, consolidation or reorganization involving the Company, where either or both of the outcomes described in clauses (i) or (ii) above result; or (B) an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

●	customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including a company car, reimbursement for business-related travel, managers’ insurance or pension arrangement, disability insurance, six months’ severance pay (in addition to statutory severance benefits) for termination without cause, educational savings fund, private health insurance, indemnification and exemption from liability, liability insurance, convalescence pay, meal plan, cellular telephone and personal computer.

Any questions in interpretation of the foregoing terms and conditions will be finally determined by the Compensation Committee and the Board.

The proposed compensation is intended to compensate our Chief Executive Officer for his extraordinary efforts since February 2023 in managing our company and its relationships with multiple third parties during a very challenging period and to incentivize him to develop and grow the Company in a way that aligns his interests with those of our shareholders. The challenges include the resignation of the Company’s Chief Operating Officer in June 2023 and the Company’s Chief Financial Officer in August 2023 and the significant uncertainty regarding the adequacy of the Company’s liquidity and capital resources and its ability to repay its obligations as they become due. The Compensation Committee and Board believe that the proposed compensation that the proposed compensation terms are reasonable taking into consideration, among other things, the multi-faceted challenges facing the Company, the need to retain a highly-qualified chief executive officer and the compensation paid by similar companies. When considering the proposed compensation for our Chief Executive Officer, the Compensation Committee and the Board considered numerous factors, including a benchmark analysis of peer companies. Such survey included Israeli companies listed in the U.S. and indicated that the terms of the proposed compensation are in line with market practices. The Compensation Committee and Board believe that the proposed compensation to our Chief Executive Officer serves as an appropriate retention and performance incentive, and advances the objectives of the Company, its work plan and its long-term strategy. In light of all of the above, the Compensation Committee and Board of Directors believe that the proposed compensation is in the best interests of the Company.

[3]	For this purpose, “Market Value” shall mean the volume weighted average price (VWAP) per share of the Ordinary Shares on the primary market on which they are then listed during any period of 30 consecutive trading days multiplied by the number of Ordinary Shares outstanding. “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Share are then listed or quoted on the Nasdaq Stock Market (or another stock exchange), the daily volume weighted average price per share of the Ordinary Shares for such date on the such stock exchange, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Ordinary Shares are then quoted on the OTCQB or OTCQX (or a successor market), the volume weighted average price of the Ordinary Shares on such market, (c) if prices for the Ordinary Shares are then reported on the OTC Pink (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per the Ordinary Shares so reported, or (d) in all other cases, the fair market value of Ordinary Shares as determined by the Board.

Proposed Resolution

You are requested to adopt the following resolution:

“5. RESOLVED, to approve the compensation for Mr. Uzi Moskovich, the Company’s Chief Executive Officer, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent registered public accounting firm since 2018. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm until the close of our 2024 annual general meeting of shareholders and to authorize the Board to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2021	2022
	(in thousands of U.S. dollars)
Audit Fees (1)	800	1,000
Audit-Related Fees (2)	—	513
Tax Fees (3)	150	100
Total	950	1,613

(1)	“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2021 and 2022, certain procedures regarding the Company’s quarterly financial results and consultation concerning financial accounting and reporting standards.
(2)	“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

“6. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders be approved, and that the Board be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PRESENTATION AND DISCUSSION OF
AUDITED FINANCIAL STATEMENTS

At the Annual Meeting, the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022 will be presented. This item does not require a vote of the Company’s shareholders. The audited consolidated financial statements for the year ended December 31, 2022 are contained within the 2022 Annual Report (which is available to shareholders through the SEC website, www.sec.gov, and at the “Company--Investor Relations” section of our Company’s website, www.hubsecurity.com). Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our 2022 Annual Report filed on Form 20-F with the SEC on August 15, 2023, is available on the SEC’s website at www.sec.gov, as well as under the “Company--Investor Relations” section of our website at www.hubsecurity.com. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at the foregoing section of our website. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.

By Order of the Board of Directors,

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

October 5, 2023

Annex A

Compensation Policy

HUB Cyber Security Ltd.

Compensation Policy

2023

A.	Overview and Objectives

1	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Hub Cyber Security Ltd. (“Hub” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Hub’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Hub’s value and otherwise assist Hub to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Hub’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Hub’s directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted1 and shall serve as Hub’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Hub (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

Any deviation from any cap set forth in this Policy by up to 10% shall not be deemed to be a deviation and the compensation shall be viewed as compensation in compliance with this Policy and its provisions.

[1]	Such agreements may be effective retroactively but not prior to January 1, of 2023.

2	Objectives

Hub’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Hub’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Hub’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1	To closely align the interests of the Executive Officers with those of Hub’s shareholders in order to enhance shareholder value;

2.2	To align a significant portion of the Executive Officers’ compensation with Hub’s short and long-term goals and performance;

2.3	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6	To maintain consistency in the way Executive Officers are compensated.

3	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1	Base salary;

3.2	Benefits;

3.3	Cash bonuses;

3.4	Equity based compensation;

3.5	Change of control provisions; and

3.6	Retirement and termination terms.

4	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Hub’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5	Inter-Company Compensation Ratio

5.1	In the process of drafting this Policy, the Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Hub’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2	The possible ramifications of the Ratio on the daily working environment in Hub were examined and will continue to be examined by Hub from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Hub.

B.	Base Salary and Benefits

6	Base Salary

6.1	A base salary provides stable compensation to Executive Officers and allows Hub to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2	Since a competitive base salary is essential to Hub’s ability to attract and retain highly skilled professionals, Hub will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Hub. To that end, Hub shall aim to have a comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7	Benefits

7.1	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1	Vacation days in accordance with market practice;

7.1.2	Sick days in accordance with market practice;

7.1.3	Convalescence pay according to applicable law;

7.1.4	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Hub’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5	Hub shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Hub’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6	Hub shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Hub’s policies and procedures and to the practice in peer group companies.

7.2	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the principles otherwise set forth in this Policy (with the necessary changes and adjustments).

7.3	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4	Hub may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Hub’s policies and procedures.

C.	Cash Bonuses

8	Annual Cash Bonuses - The Objective

8.1	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Hub’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Hub’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Hub’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year or may modify payouts following the conclusion of the year.

8.3	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1	The performance objectives for the annual cash bonus of Executive Officers, other than Hub’s chief executive officer (the “CEO”), shall be approved by the Board of Directors after recommendation of the Compensation Committee and the CEO and may be based on company, division/departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, which will be based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to the Executive Officers, other than the CEO, on a discretionary basis.

9.2	The target annual cash bonus (not including any commissions in the case of Commission Based Executive Officers (as defined below)) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 285% of such Executive Officer’s annual base salary.

9.3	The maximum annual cash bonus (not including any commissions in the case of Commission Based Executive Officers), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 385% of such Executive Officer’s annual base salary.

9.4	The annual commissions that any Executive Officer in a role with the Company which the Compensation Committee and the Board determine should be compensated in the form of commissions (collectively, the “Commission Based Executive Officers”) will not exceed 3% of the Company’s revenue for such given fiscal year.

9.5	All or part pf the Annual Cash Bonuses may be paid in cash or in equity (whether fully vested on the date of grant or not).

CEO

9.6	The annual cash bonus of the CEO will be mainly based on measurable performance objectives and may be subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by the Compensation Committee (and, if required by law, by the Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, EBITDA, cash flow or the Company’s annual operating plan and long-term plan.

9.7	The less significant part of the annual cash bonus granted to the CEO, and in any event not more than 30% of the annual cash bonus (or 3 base salaries, whichever is higher), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.8	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of the CEO’s annual base salary.

9.9	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 300% of the CEO’s annual base salary.

9.10	All or part pf the Annual Cash Bonuses of the CEO may be paid in cash or in equity (whether fully vested on the date of grant or not).

10	Other Bonuses

10.1	Special Bonus. Hub may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, or special recognition in case of retirement or any other special achievement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law and to the limitations set by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity (whether fully vested on the date of grant or not) in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2	Signing Bonus. Hub may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3	Relocation/ Repatriation Bonus. Hub may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation Bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11	Policy for Recovery of Erroneously Awarded Compensation

The Policy for Recovery of Erroneously Awarded Compensation attached hereto as an Appendix A to Policy shall be incorporated into, and be deemed an integral part of, this Policy.

D.	Equity Based Compensation

12	The Objective

12.1	The equity-based compensation for the Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Hub and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over multiple years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2	The equity-based compensation offered by Hub is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, restricted stock units or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, in one or more installments, gradually over a period of at least two (2) to four (4) years, or based on performance. The vesting schedule may be accelerated upon special circumstances as shall be determined by the Board. The exercise price of options (if granted) shall not be less than the higher of: (i) the average closing price per share of the Company’s ordinary shares on the primary stock exchange (or OTC market, if the ordinary shares are not then listed on a stock exchange) during the 30 trading days preceding the date of the Board approval of such grant; and (ii) the closing price per share of the Company’s ordinary shares on the primary stock exchange (or OTC market, if the ordinary shares are not then listed on a stock exchange) on the trading day immediately preceding the date of the Board approval of such grant.

12.4	All other terms of the equity awards shall be in accordance with Hub’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13	General Guidelines for the Grant of Awards

13.1	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant [2] (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) eight times of the CEO’s annual base salary or (x) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) eight times of the Executive Officer’s annual base salary or (z) 0.35% of the Company’s fair market value at the time of approval of the grant by the Board.

[2]	For the purpose of this Policy, the time of grant shall mean the date of the board approval of the equity grant.

13.3	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Hub’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E.	Retirement and Termination of Service Arrangements

14	Advanced Notice Period

Hub may provide an Executive Officer, on the basis of the Executive Officer’s seniority in the Company, the Executive Officer’s contribution to the Company’s goals and achievements and the circumstances of the Executive Officer’s retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of the Executive Officer’s equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15	Adjustment Period

Hub may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to the Executive Officer’s seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of the Executive Officer’s equity-based compensation.

16	Additional Retirement and Termination Benefits

Hub may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17	Non-Compete Grant

Upon termination of employment and subject to applicable law, Hub may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Hub for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F.	Exculpation, Indemnification and Insurance

19	Exculpation

Each and every director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20	Insurance and Indemnification

20.1	Hub may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Hub all subject to applicable law and the Company’s articles of association.

20.2	Hub will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1	The limit of liability of the insurer shall not exceed the greater of $700 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Hub’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Hub shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1	The limit of liability of the insurer shall not exceed the greater of $700 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4	Hub may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change of Control

21	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1	Acceleration of vesting of outstanding options or other equity-based awards;

21.2	Extension of the exercise period of equity-based grants for the Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H.	Board of Directors Compensation

22	All Hub’s non-employee Board members may be entitled to an annual cash fee retainer of up to $100,000 (and up to $180,000 for the chairperson of the Board), an annual committee membership fee retainer of up to $15,000, and an annual committee chairperson cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership) [3]. In addition, a non-employee Board member may be entitled to an additional pro-rata annual fee if such non-employee Board member participated in more than 25 meetings of the Board and its Committees per any calendar year.

23	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25	Each non-employee director and the chairperson of the Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $250,000 or (x) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board.

3 Such amounts shall be proportionally adjusted for a portion of a calendar year, if the director served as such for less than a complete calendar year, except in the case of a special committee.

26	All other terms of the equity awards shall be in accordance with Hub’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27	In addition, members of the Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I.	Miscellaneous

29	Nothing in this Policy shall be deemed to grant to any of the Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Hub to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Hub and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

31	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Hub may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

32	For the purposes of this Policy, any and all limitations relating to the payment to any Executive Officer (including the CEO), will apply only to the payments made to such Executive Officer and not with respect to any payment to a relative thereof as a result of any engagement or employment relations between the Company and such relative.

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This Policy is designed solely for the benefit of Hub and none of the provisions thereof are intended to provide any rights or remedies to any person other than Hub .

Appendix A

HUB CYBER SECURITY LTD.
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Hub Cyber Security Ltd. (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of November 3, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 11.

1	Persons Subject to Policy

This Policy shall apply to and be binding and enforceable on current and former Officers. In addition, the Committee and the Board may apply this Policy to persons who are not Officers, and such application shall apply in the manner determined by the Committee and the Board in their sole discretion.

2	Compensation Subject to Policy

This Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

3	Recovery of Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly and in accordance with Section 4 below, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee and the Board have determined that recovery from the relevant current or former Officer would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any Officer’s right to voluntarily terminate employment for “good reason” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

4	Manner of Recovery; Limitation on Duplicative Recovery

The Committee and the Board shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.

5	Administration

This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, shareholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6	Interpretation

This Policy shall be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith.

7	No Indemnification; No Liability

The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

8	Application; Enforceability

Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any Other Recovery Arrangements. Subject to Section 4, the remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company or is otherwise required by applicable law and regulations.

9	Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

10	Amendment and Termination

The Committee and the Board may amend, modify or terminate this Policy in whole or in part at any time and from time to time as deemed necessary, appropriate or advisable for compliance with Israeli law or of the Applicable Rules, as the same may be amended and interpreted from time to time.

11	Definitions

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed.

“Board” means the Board of Directors of the Company.

“Compensation Policy” means the Company’s compensation policy for officers and directors, as adopted in accordance with the Israeli Companies Law 5759-1999 and as in effect from time to time (the “Companies Law”).

“Committee” means the Compensation Committee of the Board or, in the absence of such a committee, a majority of the independent directors serving on the Board.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and non-GAAP/IFRS financial measures, as well as stock price and total shareholder return.

“GAAP” means United States generally accepted accounting principles.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Impracticable” means (a) the direct expense paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempt(s) to recover the Erroneously Awarded Compensation, (ii) documented such reasonable attempt(s) and (iii) provided such documentation to the relevant listing exchange or association, (b) the recovery would violate the Company’s home country laws adopted prior to November 28, 2022 pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such a violation and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means, with respect to a Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after such person began service as an Officer; (b) who served as an Officer at any time during the performance period for that compensation; and (c) during the applicable Three-Year Period.

“Officer” means each person who the Company determines serves as a Company officer, as defined in Section 16 of the Securities Exchange Act of 1934, as amended, or in Section 1 of the Companies Law.

“Other Recovery Arrangements” means any clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (including, without limitation, the Compensation Policy).

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.